                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO._______) *

                       ACE MARKETING AND PROMOTIONS, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
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                         (Title of Class of Securities)

                                    004409108
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                                 (CUSIP Number)

                              STEPHEN P. KATZ, ESQ.
                             STEPHEN F. GILLEN, ESQ.
                             PECKAR & ABRAMSON, P.C.
                                 70 GRAND AVENUE
                              RIVER EDGE, NJ 07661
                                 (201) 343-3434
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 10, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
NUMBER.

CUSIP No.         004409108

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  (A) GLENWOOD CAPITAL CORPORATION, A FLORIDA CORPORATION HAVING
                  ADDRESS AT 2070 S. HIBISCUS DR., MIAMI, FL 33180 ("GLENWOOD
                  CAPITAL"), HAVING TAX ID #13-4243228.

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                 (a)............................................................

                 (b)............................................................

         3.      SEC Use Only...................................................

         4.      Source of Funds (See Instructions)
                 WC, OO.........................................................

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) [__].....................................

         6.      Citizenship or Place of Organization

                 (a) GLENWOOD CAPITAL IS ORGANIZED UNDER THE LAWS OF THE STATE
                 OF FLORIDA.
  ------------------------------- ----------------------------------------------
                                  7.       Sole Voting Power
                                           (a) GLENWOOD CAPITAL -1,222,400

                                  8.       Shared Voting Power
  Number of                                0
  Shares Bene-
  ficially Owned                  9.       Sole Dispositive Power
  By Each Reporting Person With            (a) GLENWOOD CAPITAL -1,222,400

                                  10.      Shared Dispositive Power
                                           0

  ------------------------------- ----------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  (A) GLENWOOD CAPITAL OWNS IN THE AGGREGATE 1,222,400 SHARES OF
                  COMMON STOCK, $0.0001 PAR VALUE PER SHARE, OF ISSUER
                  ("SHARES"), INCLUDING SHARES PRESENTLY OWNED AND SHARES
                  UNDERLYING WARRANTS PRESENTLY OWNED, 4,000 OF WHICH WERE
                  PURCHASED WITHIN THE PAST SIXTY DAYS, AS FOLLOWS:

                  -72,400 SHARES PRESENTLY OWNED.

                  -PRESENTLY EXERCISABLE WARRANTS FOR 1,100,000 SHARES AT A
                  PURCHASE PRICE OF $0.10 PER SHARE ("WARRANTS").

                  -PRESENTLY EXERCISABLE WARRANTS FOR 50,000 SHARES AT A
                  PURCHASE PRICE OF $2.00 PER SHARE ("CLASS B WARRANTS").

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) [__]................................

         13.      Percent of Class Represented by Amount in Row (11)............
                  11(a) 20.8%

         14.      Type of Reporting Person (See Instructions)
                  CO

                 ...............................................................
                 ...............................................................
                 ...............................................................
                 ...............................................................
                 ...............................................................

CUSIP No.         004409108

         1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  (B) PETER S. CHUNG, FOR HIS INDIRECT HOLDINGS BY VIRTUE OF HIS
                  BENEFICIAL OWNERSHIP OF 100% OF GLENWOOD CAPITAL, AND FOR HIS
                  DIRECT, INDIVIDUAL HOLDINGS.

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)............................................................

                 (b) ...........................................................

         3.      SEC Use Only...................................................

         4.      Source of Funds (See Instructions)
                 OO.............................................................

         5.      Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) [__].....................................

         6.      Citizenship or Place of Organization
                 PETER S. CHUNG IS A CITIZEN OF THE STATE OF FLORIDA............

Number of             7.       Sole Voting Power
Shares Bene-                   (B) PETER S. CHUNG - 1,296,890
ficially Owned
By Each Reporting     8.       Shared Voting Power
Person With                    0

                      9.       Sole Dispositive Power
                               (B) PETER S. CHUNG - 1,296,890

                      10.      Shared Dispositive Power
                               0

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  (b) PETER S. CHUNG BENEFICIALLY OWNS IN THE AGGREGATE
                  1,296,890 SHARES, AS FOLLOWS:

                  1,222,400 SHARES BENEFICIALLY OWNED BY VIRTUE OF 100%
                  OWNERSHIP AND CONTROL OF GLENWOOD CAPITAL* PLUS 74,490
                  SHARES OWNED BY PETER S. CHUNG, 33,880 OF WHICH WERE
                  ACQUIRED WITHIN THE PAST SIXTY DAYS.

                  *SEE 11(A) ON PAGE 2 OF THIS REPORT.

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) [__]................................

         13.      Percent of Class Represented by Amount in Row (11)............
                  11(B) 22.0%

         14.      Type of Reporting Person (See Instructions)
                  IN

                 ...............................................................
                 ...............................................................
                 ...............................................................
                 ...............................................................
                 ...............................................................

ITEM 1. SECURITY AND ISSUER

THIS SCHEDULE D RELATES TO SHARES OF COMMON STOCK, $0.0001 PAR VALUE PER SHARE,
OF ISSUER ("SHARES"), SET FORTH ON PAGE 1 OF THIS SCHEDULE D ("COMMON STOCK").
THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER ARE LOCATED AT 457 ROCKAWAY
AVENUE, VALLEY STREAM, NY 11581.

ITEM 2. IDENTITY AND BACKGROUND

THIS SCHEDULE 13D IS FILED JOINTLY BY GLENWOOD CAPITAL AND PETER S. CHUNG, (EACH
A "REPORTING PERSON").

GLENWOOD CAPITAL AND PETER S. CHUNG ARE BOTH PRINCIPALLY ENGAGED IN THE
CORPORATE FINANCING BUSINESS. GLENWOOD CAPITAL AND PETER S. CHUNG BOTH HAVE
THEIR BUSINESS ADDRESS AT 4 WEST LAS OLAS BLVD., 8TH FLOOR, FT. LAUDERDALE, FL
33301. GLENWOOD CAPITAL IS ORGANIZED UNDER THE LAWS OF THE STATE OF FLORIDA.
PETER S. CHUNG IS A CITIZEN OF THE STATE OF FLORIDA.

DURING THE LAST FIVE YEARS, NEITHER GLENWOOD CAPITAL NOR PETER S. CHUNG HAS BEEN
(I) CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR
MISDEMEANORS) OR (II) A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR
ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING
WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE
VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR
STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
THIS SCHEDULE 13D IS BEING FILED JOINTLY FOR TWO REPORTING PERSONS: GLENWOOD
CAPITAL AND PETER S. CHUNG.

THE ISSUER'S PRESIDENT, MICHAEL TREPETA, REPORTED IN HIS SCHEDULE D HAVING
FILING DATE OF APRIL 14, 2005 AND FILE NUMBER 0005-80661, THAT ON APRIL 11,
2005, THE ISSUER BECAME A REPORTING COMPANY UNDER SECTION 12(G) OF THE
SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WHEN ITS FORM 10-SB BECAME
EFFECTIVE (FILE NO. 000-51160).

THIS SCHEDULE 13D IS BEING FILED FOR ACQUISITIONS BY GLENWOOD CAPITAL PRIOR TO
AND SUBSEQUENT TO APRIL 11, 2005.

THIS SCHEDULE 13D IS ALSO BEING FILED FOR ACQUISITIONS AND SALES BY PETER S.
CHUNG, INDIVIDUALLY, SUBSEQUENT TO APRIL 11, 2005.

AS REPORTED BY THE ISSUER IN THE LATEST FORM 10-QSB HAVING FILING DATE OF
NOVEMBER 3, 2005 AND FILE NUMBER 000-51160, 5,888,076 AND 5,757,000 SHARES OF
COMMON STOCK WERE ISSUED AND OUTSTANDING AT JUNE 30, 2005 AND DECEMBER 31, 2004,
RESPECTIVELY.

(A) GLENWOOD CAPITAL OWNS IN THE AGGREGATE 1,222,400 SHARES OF COMMON STOCK,
$0.0001 PAR VALUE PER SHARE, OF ISSUER ("SHARES"), INCLUDING SHARES PRESENTLY
OWNED AND SHARES UNDERLYING WARRANTS PRESENTLY OWNED, 4,000 OF WHICH WERE
PURCHASED WITHIN THE PAST SIXTY DAYS.

THE SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION ARE BROKEN DOWN INTO
COMPONENTS AS FOLLOWS:

-THE 72,400 SHARES OWNED BY GLENWOOD CAPITAL WERE PURCHASED AT VARIOUS TIMES
FROM FEBRUARY 15, 2005 THROUGH FEBRUARY 22, 2006 WITH WORKING CAPITAL.

-THE PRESENTLY EXERCISABLE CLASS B WARRANTS OWNED BY GLENWOOD CAPITAL
EXERCISABLE FOR 50,000 SHARES AT A PURCHASE PRICE OF $2.00 PER SHARE WERE
PURCHASED IN A PRIVATE PLACEMENT ON FEBRUARY 15, 2005 WITH WORKING CAPITAL.

-THE PRESENTLY EXERCISABLE WARRANTS OWNED BY GLENWOOD CAPITAL EXERCISABLE
FOR 1,100,000 SHARES AT A PURCHASE PRICE OF $0.10 PER SHARE WERE ACQUIRED ON
JUNE 10, 2005 AS CONSIDERATION FOR CONSULTING SERVICES PROVIDED TO THE ISSUER.
ON JUNE 10, 2005, THE ISSUER ENTERED INTO AN AGREEMENT TO RETAIN GLENWOOD
CAPITAL TO PERFORM CONSULTING SERVICES RELATED TO CORPORATE FINANCE AND OTHER
FINANCIAL SERVICE MATTERS ON A NON-EXCLUSIVE BASIS. SERVICES INCLUDE, WITHOUT
LIMITATION, ASSISTING THE ISSUER IN RAISING ADDITIONAL CAPITAL AND IN EVALUATING
AND NEGOTIATING PARTICULAR CONTRACTS OR TRANSACTIONS.

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AS COMPENSATION, THE ISSUER ISSUED TO GLENWOOD CAPITAL WARRANTS TO PURCHASE
1,100,000 SHARES OF THE ISSUER'S COMMON STOCK AT AN EXERCISE PRICE OF $.10 PER
SHARE OVER A TERM OF FIVE YEARS. IN ADDITION, GLENWOOD CAPITAL WILL RECEIVE ON
EACH TRANSACTION, A FEE OF ONE (1%) PERCENT OF THE FIRST $5,000,000 AND ONE-HALF
(1/2%) PERCENT OF THE AMOUNT OVER $5,000,000 OF THE CONSIDERATION PAID OR
RECEIVED BY THE ISSUER (OR A SUBSIDIARY) ON EACH TRANSACTION (INCLUDING MERGERS,
ACQUISITIONS, JOINT VENTURES AND OTHER BUSINESS. TRANSACTIONS) CONSUMMATED BY
THE ISSUER OR ITS SUBSIDIARY.
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(B) PETER S. CHUNG BENEFICIALLY OWNS IN THE AGGREGATE 1,296,890 SHARES. THE
SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION ARE BROKEN DOWN INTO
COMPONENTS AS FOLLOWS: THE 1,222,400 SHARES BENEFICIALLY OWNED BY VIRTUE OF 100%
OWNERSHIP AND CONTROL OF GLENWOOD CAPITAL AS SET FORTH IN ITEM 3(A) ABOVE PLUS
74,490 SHARES OWNED BY PETER S. CHUNG PURCHASED AT VARIOUS TIMES FROM AUGUST 1,
2005 THROUGH MARCH 14, 2006 WITH PERSONAL FUNDS, 33,880 OF WHICH WERE ACQUIRED
WITHIN THE PAST SIXTY DAYS.

ITEM 4. PURPOSE OF TRANSACTION

REFERENCE IS MADE TO ITEM 3 WITH RESPECT TO THE WARRANTS FOR 1,100,000 SHARES.

THE SECURITIES PURCHASED BY BOTH REPORTING PERSONS, WHETHER PURSUANT TO THE
PRIVATE PLACEMENT OR OTHERWISE, ARE HELD AS INVESTMENTS. THE NET PROCEEDS OF THE
PRIVATE

PLACEMENT WERE AVAILABLE TO THE ISSUER TO CONTINUE THE ISSUER'S BUSINESS.

EACH REPORTING PERSON INTENDS TO CONTINUALLY REVIEW THE ISSUER'S BUSINESS
AFFAIRS AND FINANCIAL POSITION AND FUTURE PROSPECTS, AS WELL AS CONDITIONS IN
THE SECURITIES MARKETS AND GENERAL ECONOMIC AND INDUSTRY CONDITIONS. BASED ON
SUCH EVALUATION AND REVIEW AND OTHER FACTORS, EACH REPORTING PERSON MAY IN THE
FUTURE TAKE SUCH ACTIONS WITH RESPECT TO ITS INVESTMENT IN THE ISSUER AS IT MAY
DEEM APPROPRIATE IN LIGHT OF THE CIRCUMSTANCES EXISTING FROM TIME TO TIME. SUCH
ACTIONS MAY INVOLVE THE PURCHASE OF ADDITIONAL SHARES, OR ALTERNATIVELY, MAY
INVOLVE THE SALE OF ALL OR A PORTION OF THE SHARES HELD BY THE REPORTING PERSON
IN THE OPEN MARKET OR IN PRIVATELY NEGOTIATED TRANSACTIONS TO ONE OR MORE
PURCHASERS, SUBJECT TO THE PROVISIONS OF THE AGREEMENT DESCRIBED IN ITEM 3.

The Reporting Person reserves the right to change his intentions with respect to all matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

REFERENCE IS MADE TO ITEM 7-11 ON PP. 2 AND 7 ABOVE AND TO ITEM 3 ON PAGE 7 ABOVE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

REFERENCE IS MADE TO ITEM 3 ON PAGE 7 ABOVE.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARCH 17, 2006
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Date

/S/ PETER S. CHUNG
------------------
Signature

PETER S. CHUNG, INDIVIDUALLY, AND AS 100% BENEFICIAL OWNER AND PRESIDENT OF
GLENWOOD CAPITAL CORP.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)